Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: January 24, 2007

The following is a press release issued by Gaz de France on January 23, 2007.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

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Press Release

Paris, Tuesday, January 23, 2007 – The board of directors of Gaz de France, chaired by Jean-François Cirelli, met today.

The board expressed its satisfaction with the contracts signed with Gazprom which will boost Gaz de France’s supply capacity in the European energy market. These agreements will allow the Group to consolidate its long-term gas procurement portfolio, enhance the reliability of supplies in France and further strengthen its partnership with Gazprom.

The board of directors reviewed the Group’s preliminary 2006 figures which confirmed the financial targets announced in September 2006 (EBITDA over 5 billion euros, and net income above 2.2 billion euros) despite the particularly mild weather conditions experienced across Europe in the fourth quarter of 2006. These preliminary figures reflect the strength of the Group and the dedication of all of Gaz de France’s employees.

The board of directors examined the new provisional timetable for the merger with Suez which reflects the decision of the French Constitutional Council. The board noted that the merger agreement will be based on the accounts for financial year 2006 to be signed off by the Board on March 12. In consideration of this, provided the necessary regulatory and administrative authorisations are obtained, the board proposes to hold an Extraordinary General shareholders’ Meeting on June 25, 2007 to approve the merger project. The board was also given an update on the employee information and consultation process. Several meetings with the employees’ representative bodies have taken place since the end of November 2006. The information and consultation process with these bodies will be continued over the next few weeks.

Finally, ahead of the completion of the merger, the board of directors expressed its wish to establish industrial partnerships with Suez in full accordance with current competition rules and regulations.

Press Contact:	Investor Relations Contact:
Jérôme Chambin - Tel: +33 1 47 54 24 35	Brigitte Roeser Herlin – Tel: +33 1 47 54 79 04
E-mail : jerome.chambin@gazdefrance.com	E-mail : GDF-IR-TEAM@gazdefrance.com

Group Profile

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs over 53 000 employees and earned 22.4 billion euros in sales in 2005 and 1.7 billion euros in Net Income Group share. The Group holds a portfolio of 13.8 million clients, 11.1 million of which are in France. Listed on the Paris Stock Exchange in July 2005, Gaz de France entered the CAC 40 and Dow Jones Stoxx 600 as early as September 2005.

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Forward-Looking Statement

This communication contains forward-looking statements based on data, assumptions and estimates deemed reasonable by Gaz de France. The said data, assumptions and estimates may evolve or be changed as a result of uncertainties due in particular to the economic, financial, competitive, regulatory or weather conditions. In addition, the materialisation of certain risks factors described in Chapter 4 of the Document de Référence filed with the Autorité des marchés financiers (“AMF”) under Number R06-050 on 5 May 2006 (hereinafter referred to as the “Document de Référence”) could have an impact on the Group’s operations and its ability to achieve its objectives. In addition, achieving those objectives is dependent on the success of the commercial strategy described in Chapter 6.1.2 of the Document de Référence. Gaz de France consequently disclaims any undertaking and gives no representation as to the fact that it will achieve its objectives and does not undertake to publish or issue possible revisions or updates of such looking-forward statements or information.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of SUEZ or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and SUEZ disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of SUEZ ordinary shares (including SUEZ ordinary shares represented by SUEZ American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its website at: www.gazdefrance.com or directly from SUEZ on its website at: www.suez.com, as the case may be.